
GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700


03024217

19 June 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Exemption File 82-5204

Dear Sir,

GKN plc – Announcement date for 2003 Interim Results

For your information I enclose a copy of the above.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

Announcement date for GKN 2003 Interim Results

GKN's interim results for the first six months of 2003 together with the 2003 interim dividend will be announced on Thursday, 7 August 2003.

G. Denham
Company Secretary

18 June 2003